[redacted]

14047897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark Sustainable Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW, Suite 300
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. McKenna, President (202) 461-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark Sustainable Capital, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John J. McKenna, President

Title

Moise Xavier
Notary Public, District of Columbia
My Commission Expires 12/14/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

weaver
Assurance · Tax · Advisory

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark Sustainable Capital, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Hamilton Clark Sustainable Capital, Inc. (a Delaware Limited Liability Company) (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital, aggregate indebtedness, and ratio of aggregate indebtedness to net capital under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2014

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 75,045	$ 47,664
Accounts receivable	-	16,439
Prepaid expenses	3,334	2,084
Deposits	2,598	2,598
Property and equipment, net of accumulated depreciation of $6,074 and $4,028 at December 31, 2013 and 2012, respectively	6,415	5,997
Total assets	$ 87,392	$ 74,782
LIABILITIES		
Accounts payable and accrued expenses	$ 1,836	$ 1,281
Due to related party	-	2,044
Total liabilities	1,836	3,325
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	339,039	339,039
Retained deficit	(253,484)	(267,583)
Total stockholder's equity	85,556	71,457
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 87,392	$ 74,782

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Consulting and advisory fees, net	$ 1,022,122	$ 480,786
Other income	-	13,182
Total revenues	1,022,122	493,968
OPERATING EXPENSES		
Employee compensation	786,740	243,250
Occupancy, operating and overhead costs	221,283	238,949
Total operating expenses	1,008,023	482,199
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	14,099	11,769
INCOME TAX PROVISION	-	-
NET INCOME	$ 14,099	$ 11,769

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid in Capital	Retained (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2011	$ 1	$ 339,039	$ (279,352)	$ 59,688
Net income	-	-	11,769	11,769
BALANCE, December 31, 2012	1	339,039	(267,583)	71,457
Net income	-	-	14,099	14,099
BALANCE, December 31, 2013	$ 1	$ 339,039	$ (253,484)	$ 85,556

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,099	$ 11,769
Adjustments to reconcile net income to net cash provided by operating activities		
Noncash items included in net income		
Depreciation	2,046	1,469
Changes in operating assets and liabilities		
Accounts receivable	16,439	(16,439)
Prepaid expenses	(1,250)	329
Accounts payable and accrued expenses	(1,489)	1,227
Net cash provided by (used in) operating activities	29,845	(1,645)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(2,464)	(5,462)
Net cash used in investing activities	(2,464)	(5,462)
Increase (decrease) in cash and cash equivalents	27,381	(7,107)
CASH AND CASH EQUIVALENTS, beginning of year	47,664	54,771
CASH AND CASH EQUIVALENTS, end of year	$ 75,045	$ 47,664
SUPPLEMENTAL CASH FLOW INFORMATION		
Federal and state taxes paid in cash	$ 750	$ 1,300

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2013, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, and disclosures. As of December 31, 2013 and 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on income taxes in the statements of operations. For the years ended December 31, 2013 and 2012, the Company had no interest and penalties on income taxes. At December 31, 2013, the Company's tax years 2010 through 2013 remain subject to examination by major tax jurisdictions.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are comprised of computers which are carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over an estimated useful life of five years. Gains and losses on disposed assets are reflected in current operations. Depreciation expense totaled $2,046 and $1,469 for the years ended December 31, 2013 and 2012, respectively.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred approximately $5,000 in advertising costs for the years ended December 31, 2013 and 2012 which are included in occupancy, operating and overhead on the accompanying statements of operations.

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2013 and percentage of receivables due from major customers as of December 31, 2013 are as follows:

	Revenues	Receivables
Customer A	70%	0%
Customer B	18%	0%
Total	88%	0%

The percentage of revenues from major customers for the year ended December 31, 2012 and percentage of receivables due from major customers as of December 31, 2012 are as follows:

	Revenues	Receivables
Customer B	19%	0%
Customer C	17%	0%
Customer D	16%	0%
Customer E	15%	0%
Customer F	13%	100%
Total	80%	100%

The Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital is .025 to 1 and the net capital of $73,209 exceeds the minimum net capital required of $5,000.

NOTE 5. INCOME TAXES

At December 31, 2013 and 2012, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting:

	2013	2012
Net operating loss carryforward	$ 5,600	$ 7,800
Excess capital losses over capital gains	12,800	12,300
Net deferred tax asset	$ 18,400	$ 20,100

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2013 and 2012, the Company has determined that sufficient uncertainty exists about the potential utilization of its deferred tax assets and therefore has recorded a valuation allowance of $18,400 and $20,100, respectively. At December 31, 2013, the Company had a federal income net operating loss carryforward of approximately $37,700, which will expire in 2031.

NOTE 6. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease that expired on December 31, 2013. Rent expense totaled approximately $27,557 and $25,795 for the years ended December 31, 2013 and 2012, respectively.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2013 and 2012, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2013 that warrant additional disclosure.

SUPPLEMENTAL INFORMATION

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 85,556	3480
2. Deduct ownership equity not allowable for Net Capital					3490
3. Total ownership equity qualified for Net Capital				$ 85,556	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
B. Other (deductions) or allowable credits (List)				-	3525
5. Total capital and allowable subordinated liabilities				$ 85,556	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	12,347	3540		
B. Secured demand note deficiency	$	-	3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges	$	-	3600		
D. Other deductions and/or charges	$	-	3610	$ (12,347)	3620
7. Other additions and/or allowable credits (List)				-	3630
8. Net Capital before haircuts on securities positions				$ 73,209	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	-	3660		
B. Subordinated securities borrowings	$	-	3670		
C. Trading and investment securities:					
1. Exempted securities	$	-	3735		
2. Debt securities	$	-	3733		
3. Options	$	-	3730		
4. Other securities	$	-	3734		
D. Undue concentration	$	-	3650		
E. Other (List)	$	-	3736	-	3740
10. Net Capital				$ 73,209	3750

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 24, 2014.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 9,947	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 9,947	3760
14. Excess net capital (line 10 less 13)			$ 63,262	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 58,289	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			149,199	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$ -	3838
19. Total aggregate indebtedness			$ 149,199	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			203.80%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	N/A	3760
25. Excess net capital (line 10 less 24)	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	N/A	3920

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 24, 2014.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK SECURITIES COMPANY as of DECEMBER 31, 2013

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based:

A. (k)	(1)---Limited business (mutual funds and/or variable annuities only).			4550
B. (k)	(2)(i)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)	(2)(ii)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s)	4335		4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark Securities Company, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2013.

weaver
Assurance · Tax · Advisory

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hamilton Clark Sustainable Capital, Inc.

In planning and performing our audit of the financial statements of Hamilton Clark Sustainable Capital, Inc. (the Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: 713.850.8787 F: 713.850.1673

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.
Houston, Texas
February 26, 2014

weaver
Assurance • Tax • Advisory

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Hamilton Clark Sustainable Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hamilton Clark Sustainable Capital, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the Fiscal year ended 2013

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-42236
HAMILTON CLARK SUSTAINABLE CAPITAL INC.
1701 PENNSYLVANIA AVENUE NM, SUITE 300
WASHINGTON, DC 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2	$ 2,494
B. Less payment made with SIPC-6 filed (exclude interest) 7/22/2013 Date Paid	(496)
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	1,998
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 1,998

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,998

H. Overpayment carried forward ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______ (Name of Corporation, Partnership or other organization)

______ (Authorized Signature)

Designated Principal (Title)

Dated the ______ day of ____________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning January 1, 2013 and ending Dec 31, 2013 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,022,108
2b, Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	
(2) Net loss from principal transactions in securities in trading accounts,	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities,	
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	
(7) Net loss from securities in investment accounts,	$ 14
Total additions	$ 14
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	
(2) Revenues from commodity transactions,	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	
(4) Reimbursements for postage in connection with proxy solicitation,	
(5) Net gain from securities in investment accounts,	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	
Reimbursed Expenses	$ 24,633
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, -----	
Enter the greater 01 line (i) or (ii)	
Total deductions	$ 24,633
2d, SIPC Net Operating Revenues	$ 997,475
2e, General Assessment @ .0025	$ 2,494 (to page 1 but not less than $150 minimum)